EXHIBIT 15.3

CONSOLIDATED FINANCIAL STATEMENTS OF TEEKAY NAKILAT (III) CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

TEEKAY NAKILAT (III) CORPORATION

We have audited the accompanying consolidated balance sheet of Teekay Nakilat (III) Corporation (or the Company) as of December 31, 2010 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Nakilat (III) Corporation at December 31, 2010 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Vancouver, Canada	Chartered Accountants
April 1, 2011

Teekay Nakilat (III) Corporation

CONSOLIDATED STATEMENTS OF INCOME

(expressed in thousands of U.S. dollars)

Years ended December 31

	(unaudited)
	2011 $	2010 $	2009 $
Voyage revenues (note 3)	100,539	98,314	99,593

Operating expenses
Voyage (recoveries) expenses	(103)	49	136
Vessel operating expenses (notes 4d and 4e)	17,667	16,358	16,411
Depreciation	49	17	—
General and administrative	59	242	304
Corporate service fees (note 4b)	310	311	287
Ship management fees (note 4c)	1,567	1,544	1,504

Total operating expenses	19,549	18,521	18,642

Income from vessel operations	80,990	79,793	80,951

Other items
Interest expense	(25,090)	(27,211)	(31,968)
Interest income	312	257	251
Realized and unrealized (loss) gain on derivative instruments (note 7)	(28,173)	(35,173)	10,692
Foreign exchange loss	(2)	—	(8)

Total other items	(52,953)	(62,127)	(21,033)

Net income	28,037	17,666	59,918

See accompanying notes to the consolidated financial statements.

Teekay Nakilat (III) Corporation

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of U.S. dollars)

As at December 31

	(unaudited)
	2011	2010
	$	$

ASSETS
Current assets
Cash	35,291	49,245
Restricted cash (note 6)	4,346	4,426
Accounts receivable	3,584	586
Prepaid expenses and advances	1,258	852
Due from affiliates (note 4g)	45	30
Current portion of net investments in direct financing leases (note 3)	12,872	11,970

Total current assets	57,396	67,109

Long-term assets
Vessel equipment	1,858	1,097
Net investments in direct financing leases (note 3)	1,008,443	1,022,539
Deferred debt issuance costs	7,077	8,140

Total long-term assets	1,017,378	1,031,776

Total assets	1,074,774	1,098,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (includes $1,233 and $1,201 for 2011 and 2010, respectively, owing to affiliates) (notes 4e and 7)	10,144	11,141
Due to affiliates (note 4g)	1,999	1,933
Current portion of long-term debt (note 6)	36,631	36,631
Current portion of derivative instruments (note 7)	13,546	14,306

Total current liabilities	62,320	64,011

Long-term liabilities
Long-term debt (note 6)	743,595	774,202
Derivative instruments (note 7)	52,645	42,895

Total long-term liabilities	796,240	817,097

Total liabilities	858,560	881,108

Shareholders’ equity
Share capital (note 5)	1	1
Contributed capital	200,329	200,329
Retained earnings	15,884	17,447

Total shareholders’ equity	216,214	217,777

Total liabilities and shareholders’ equity	1,074,774	1,098,885

See accompanying notes to the consolidated financial statements.

Teekay Nakilat (III) Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of U.S. dollars)

Years ended December 31

	(unaudited) 2011 $	2010 $	2009 $
Cash provided by (used for):

OPERATING ACTIVITIES
Net income	28,037	17,666	59,918
Non-cash items:
Depreciation	49	17	—
Amortization of deferred debt issuance cost included in interest expense	1,063	1,102	1,241
Unrealized loss (gain) on derivative instruments (note 7)	8,990	16,134	(27,341)
Changes in operating assets and liabilities:
Prepaid expenses and advances	(406)	1,366	(298)
Due from and to affiliates	51	(6,812)	(1,059)
Accounts receivable	(2,998)	147	(610)
Accounts payable and accrued liabilities	(997)	(675)	3,795

Net operating cash flow	33,789	28,945	35,646

FINANCING ACTIVITIES
Decrease in restricted cash	80	91	(4,517)
Proceeds from long-term debt	6,024	7,572	9,031
Repayments of long-term debt	(36,630)	(36,630)	(36,630)
Advances from QGTC Nakilat (1653-6) Holdings Corporation	—	—	3,480
Advances from Teekay Nakilat (III) Holdings Corporation	—	—	2,321
Repayment to QGTC Nakilat (1653-6) Holdings Corporation	—	(1,825)	—
Repayment to Teekay Nakilat (III) Holdings Corporation	—	(1,111)	—
Payment of cash dividends	(29,600)	—	—

Net financing cash flow	(60,126)	(31,903)	(26,315)

INVESTING ACTIVITIES
Receipts from direct financing leases	13,194	12,359	11,422
Expenditures for vessels and equipment	(811)	(921)	(517)

Net investing cash flow	12,383	11,438	10,905

(Decrease)/Increase in cash	(13,954)	8,480	20,236
Cash, beginning of year	49,245	40,765	20,529

Cash, end of year	35,291	49,245	40,765

Supplemental disclosure of cash flow information

Cash paid for interest on long-term debt including realized loss on interest rate swaps	43,347	45,282	43,200

See accompanying notes to the consolidated financial statements.

Teekay Nakilat (III) Corporation

CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY

(expressed in thousands of U.S. dollars)

Year ended December 31

	Number of Common Shares	Common Shares $	Contributed Capital $	Retained Earnings (Accumulated Deficit) $	Total Shareholders’ Equity $
Balance, December 31, 2008	500	1	200,329	(60,137)	140,193
Net income and comprehensive income	—	—	—	59,918	59,918

Balance, December 31, 2009	500	1	200,329	(219)	200,111
Net income and comprehensive income	—	—	—	17,666	17,666

Balance, December 31, 2010	500	1	200,329	17,447	217,777
(unaudited)
Net income and comprehensive income	—	—	—	28,037	28,037
Dividends paid during the year	—	—	—	(29,600)	(29,600)

Balance, December 31, 2011	500	1	200,329	15,884	216,214

See accompanying notes to the consolidated financial statements.

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (or US GAAP). In addition, note 8 provides a reconciliation of the consolidated financial statements between US GAAP and International Financial Reporting Standards (or IFRS). They include the accounts of Teekay Nakilat (III) Corporation (or Nakilat), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company).

The following is a list of Nakilat’s subsidiaries:

Name of Significant Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
Al Huwaila Inc.	Marshall Islands	100%
Al Kharsaah Inc.	Marshall Islands	100%
Al Shamal Inc.	Marshall Islands	100%
Al Khuwair Inc.	Marshall Islands	100%

Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was March 20, 2012.

Foreign currency

The consolidated financial statements are stated in U.S. dollars and the functional currency of the Company is U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollars are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income.

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

Adoption of New Accounting Pronouncements

In January 2011, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted

In May 2011, FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”) that amends Topic 820, Fair Value Measurement, of the FASB Codification. ASU 2011-04 modifies the fair value measurement requirements and updates the wording to converge with IFRS. ASU 2011-04 is effective for the first interim or annual period beginning on or after December 15, 2011. The adoption of this ASU will not have a material effect on the Company’s results of operations, financial position or liquidity.

In June 2011, FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”) that amends Topic 220, Comprehensive Income, of the FASB Codification. ASU 2011-05 is effective for the first interim or annual period beginning on or after December 15, 2011. ASU 2011-05 clarifies the options of separate or combined presentation of profits and losses and other comprehensive income, describes items grouping, profit tax presentation and other matters. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The adoption of this ASU will not have a material effect on the Company’s results of operations, financial position or liquidity.

Operating revenues and expenses

All of the Company’s voyage revenues in 2011, 2010 and 2009 were generated from a single customer. The lease element of the Company’s time-charter contracts are accounted for as direct financing leases. The lease element of time-charter contracts that are accounted for as direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The lease revenue is recognized on an effective interest rate method over the lease term and is included in voyage revenues. The Company recognizes revenues from the non-lease element of time-charter contracts daily as the services are performed. The Partnership does not recognize revenues during days that the vessel is off-hire.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

Cash and cash equivalents

The Company classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered.

Direct financing leases

The Company employs four vessels on long-term time charters which are accounted for as direct financing leases, with lease payments received by the Company being allocated between the net investment in the lease and voyage revenues using the effective interest method so as to produce a constant periodic rate of return over the lease term.

The Company monitors the credit quality of its financing receivables on a quarterly basis by reviewing the payment activity.

Vessel equipment

Vessel equipment includes the cost of capital modification equipments which are depreciated on straight-line basis over the estimated 35 year life of the related vessels. Depreciation of vessel equipment for the years ended December 31, 2011, 2010 and 2009 was $49 thousand, $17 thousand and nil, respectively.

Debt issuance costs

Deferred debt issuance costs, including fees, commissions and legal expenses, are deferred and amortized using the effective interest rate method over the term of the loan. Amortization of deferred debt issuance costs for the years ended December 31, 2011, 2010 and 2009 of $1.1 million, $1.1 million and $1.2 million, respectively, is included in interest expense.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Company currently does not apply hedge accounting to its derivative instruments.

For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 815, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt are recorded in realized and unrealized gain on derivative instruments in the consolidated statements of income.

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counter parties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near-term.

The Company transacts all of its derivative instruments through investment-grade-rated financial institutions at the time of the transaction and requires no collateral from these institutions. See note 7 for fair value disclosures of derivative instruments.

Comprehensive income

During the years ended December 31, 2011, 2010 and 2009 the Company’s comprehensive income and net income were the same.

2.	FAIR VALUE MEASUREMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and restricted cash – The fair value of the Company’s cash and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Due to and from affiliates and shareholders – The fair value of the Company’s due to and from affiliates and shareholders approximates their carrying amounts reported in the accompanying consolidated balance sheets due to their current nature.

Derivative instruments – The fair value of the Company’s interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the swap counterparties.

The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis as at December 31 is as follows:

		(unaudited)
		2011		2010
	Fair Value Hierarchy Level (1)	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Cash and restricted cash		39,637	39,637	53,671	53,671
Long-term debt (note 6)		(780,226)	(712,225)	(810,833)	(733,353)
Due to and from affiliates		(1,954)	(1,954)	(1,903)	(1,903)
Derivative instruments (note 7) (2)	Level 2	(70,748)	(70,748)	(61,814)	(61,814)

(1)	The fair value hierarchy level is only applicable to each financial instrument on the consolidated balance sheets that are recorded at fair value on a recurring basis.
(2)	The Company’s interest rate swap agreements as at December 31, 2011 and 2010 include $4.6 million and $4.6 million, respectively, of accrued interest which is recorded in accrued liabilities on the consolidated balance sheets.

No non-financial assets or non-financial liabilities were carried at fair value at December 31, 2011 and 2010.

3.	NET INVESTMENTS IN DIRECT FINANCING LEASES

The Company’s four time-charters are accounted for as direct financing leases. The following lists the components of the net investments in direct financing leases as at December 31:

	(unaudited) 2011 $	2010 $
Total minimum lease payments to be received	1,950,637	2,041,247
Estimated unguaranteed residual value of leased properties	344,479	344,479
Less: unearned income	(1,273,801)	(1,351,217)

Net investments in direct financing leases	1,021,315	1,034,509
Less: current portion	(12,872)	(11,970)

	1,008,443	1,022,539

The lease revenue recognized in voyage revenues for the years ended December 31, 2011, 2010 and 2009 was $78.7 million, $79.5 million and $80.4 million, respectively.

As at December 31, 2011, minimum lease payments expected to be received by the Company in each of the next five succeeding fiscal years is an average of $90.6 million per year for 2012 through 2016. The leases are scheduled to end in 2033.

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

4.	RELATED PARTY TRANSACTIONS

a.	Teekay Nakilat (III) Holdings Corporation (40%) and QGTC Nakilat 1643-6 Holding Corporation (60%) are the shareholders of the Company. Teekay LNG Partners L.P. is the ultimate parent company of Teekay Nakilat (III) Holdings Corporation. Teekay Corporation is the parent company of Teekay LNG Partners L.P. Teekay Shipping Ltd. and Teekay Chartering Ltd. are subsidiaries of Teekay Corporation. Qatar Gas Transport Company Ltd. (Nakilat) is the parent company of QGTC Nakilat 1643-6 Holding Corporation.

b.	From January 1, 2011 corporate services responsibilities to the Company were transferred from Teekay Shipping Ltd. to Qatar Gas Transport Company (Nakilat). During the year, an amount of of $0.3 million (2010—$0.3 million, 2009—$0.3 million) was charged as corporate services fee. The corporate services are measured at the exchange amount between parties.

c.	During the year, ship management services were provided to the Company by Teekay Shipping Ltd. of $1.6 million (2010—$1.5 million, 2009—$1.5 million). The ship management services are measured at the exchange amount between parties.

d.	During the year, crew training services were provided to the Company by Teekay Shipping Ltd. of $0.6 million (2010 – Teekay Corporation: $1.0 million, 2009 – Teekay Corporation: $0.4 million). The crew training services are measured at the exchange amount between the parties and are included in vessel operating expenses

e.	During the year, crewing and manning services were provided to the Company by Teekay Shipping Ltd. of $9.3 million (2010 – Teekay Corporation: $8.5 million, 2009 – Teekay Corporation: $9.2 million) of which $1.2 million is payable as at December 31, 2011 (2010: $1.2 million) and is included as part of accounts payable and accrued liabilities in the consolidated balances sheets. The crewing and manning services are measured at the exchange amount between the parties and are included as part of vessel operating expenses in the consolidated statements of income.

f.	From time to time, other payments are made by affiliates on behalf of the Company that are not specific to any agreements described above.

g.	As at December 31, 2011, the net amounts due to affiliates totaled $2.0 million (2010—$1.9 million). These amounts are in the normal course of operations, unsecured, non-interest bearing and have no fixed repayment terms. The Company expects these amounts will be repaid within 2012.

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

	$00,0000	$00,0000
	(unaudited)
Balances as at December 31 with affiliates are as follows:	2011	2010
	$	$
Due from affiliates
Due from Teekay Nakilat (II) Limited	44	30
Due from other affiliates	1	—

Total	45	30

Due to affiliates
Due to Teekay Corporation	—	1,444
Due to Teekay Shipping Ltd.	1,921	300
Due to Teekay Chartering Ltd.	—	86
Due to Qatar Gas Transport Company Ltd. (Nakilat)	78	—
Due to other affiliates	—	103

Total	1,999	1,933

5.	SHARE CAPITAL

	$00,000	$00,000
	(unaudited)
	2011	2010
	$	$
Authorized
500 Common shares, with a par value of $1 each

Issued and outstanding
500 Common shares	1	1

6.	LONG-TERM DEBT

	$00,0000	$00,0000
	(unaudited)
	2011	2010
	$	$
U.S. dollar denominated term loan due through 2020	780,226	810,833
Less: current portion	(36,631)	(36,631)

	743,595	774,202

As at December 31, 2011 the Company has a U.S. Dollar-denominated term loan outstanding which totaled $780.2 million (2010—$810.8 million), of which $313.6 million bears interest at a fixed rate of 5.36% and requires quarterly payments and the remaining $466.6 million bears interest based on LIBOR plus a margin. There will be bullet repayments of approximately $110 million for each of four vessels due at maturity in 2020. An additional tranche of approximately $35 million for all four vessels will be advanced under the loan facility in quarterly installments until 2014 and will then be repaid in quarterly payments until maturity in 2020. On a monthly basis, the Company funds one third of the quarterly interest and principal payments relating to each vessel tranche into a restricted cash account, of which the cumulative amounts

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

adjusted for interest earned during the quarter will be remitted to the lender on the payment due date. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related security and certain undertakings from the Company.

The weighted average effective interest rate on the Company’s long-term debt as at December 31, 2011 and 2010 was 2.94% and 2.99%, respectively. This rate does not reflect the effect of the Company’s interest rate swaps (see note 7).

The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to December 31, 2011 are $36.6 million (2012), $36.6 million (2013), $36.6 million (2014), $37.8 million (2015), $39.8 million (2016) and $592.8 million (thereafter).

7.	DERIVATIVE INSTRUMENTS

The Company uses derivative instruments in accordance with its overall risk management policy. The Company has not designated these derivative instruments as hedges for accounting purposes.

The Company enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt.

As at December 31, 2011, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability (1) $	Weighted- Average Remaining Term (Years)	Fixed Interest Rate % (2)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	400,000	(70,748)	4.1	5.04

(1)	Fair value includes $4.6 million of accrued interest, which is recorded in accrued liabilities on the consolidated balance sheets.
(2)	Excludes the margin the Company pays on its variable-rate debt (see note 6).

The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

Teekay Nakilat (III) Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(expressed in thousands of U.S. dollars)

December 31, 2011 (unaudited with the exception of comparative figures)

The following table presents the location, type of contract and fair value amounts of derivative instruments on the Company’s balance sheets.

	As at December 31,
	(unaudited)
	2011			2010
	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
Interest rate swap agreements	(4,557)	(13,546)	(52,645)	(4,613)	(14,306)	(42,895)

The following table presents the gains (losses) for those derivative instruments not designated or qualifying as hedging instruments. All gains (losses) are presented as realized and unrealized (loss) gain on derivative instruments in the Company’s consolidated statements of income.

	Year Ended December 31,
	(unaudited)
	2011			2010			2009
	Realized Gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swap agreements	(19,183)	(8,990)	(28,173)	(19,039)	(16,134)	(35,173)	(16,649)	27,341	10,692